Exhibit 3.2

FIRST

AMENDMENT

TO THE

THIRD AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

GKK CAPITAL LP

Dated as of April 18, 2007

THIS FIRST AMENDMENT TO THE THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF GKK CAPITAL LP (this “Amendment”), dated as of April 18, 2007, is hereby adopted by Gramercy Capital Corp., a Maryland corporation (defined in the Agreement, hereinafter defined, as the “General Partner”), as the general partner of GKK Capital LP, a Delaware limited partnership (the “Partnership”).  For ease of reference, capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Third Amended and Restated Agreement of Limited Partnership of GKK Capital LP, dated as of April 19, 2006 (the “Agreement”).

WHEREAS, the General Partner desires to establish and set forth the terms of a new class of Partnership Interests designated as 8.125% Class C Preferred Units (the “Class C Preferred Units”);

WHEREAS, Section 4.02.A of the Agreement grants the General Partner authority to cause the Partnership to issue interests in the Partnership in one or more classes or series, with such designations, preferences and relative, participating, optional or other special rights, powers and duties as may be determined by the General Partner in its sole and absolute discretion;

WHEREAS, Section 4.02.A of the Agreement grants the General Partner authority to cause the Partnership to issue to the General Partner Partnership Units in connection with an issuance of Preferred Stock;

WHEREAS, the General Partner desires to amend the Agreement to set forth the terms of the Class C Preferred Units;

WHEREAS, Section 14.01.B of the Agreement grants the General Partner power and authority to amend the Agreement without the consent of any of the Partnership’s limited partners to set forth the terms of additional Partnership Interests issued pursuant to Section 4.02 of the Agreement and requires the General Partner to provide notice to the limited partners when any action is taken under Section 14.01.B;

NOW, THEREFORE, the General Partner hereby amends the Agreement as follows:

1.             The exhibit attached to this Amendment as Attachment 1 is hereby added to the Agreement as Exhibit F thereof.

2.             Section 4.02 of the Agreement is hereby supplemented by adding the following paragraph to the end thereof:

“F.           Issuance of Class C Preferred Units.  The Partnership is authorized to issue a series designated as “Class C Preferred Units,” which units shall have the terms set forth in Exhibit F attached hereto and made part hereof.

3.             In making distributions pursuant to Article V of the Agreement, the General Partner of the Partnership shall take into account the provisions of Paragraph 2 of Exhibit F to the Agreement.

4.             Article VIII of the Agreement is hereby supplemented by adding the following section to the end thereof:

“Section 8.08         Redemption of Class C Preferred Units.

Holders of Class C Preferred Units shall not be entitled to the Redemption Right provided for in Section 8.06.A of this Agreement.”

5.             The Agreement and this Amendment shall be read together and shall have the same force and effect as if the provisions of the Agreement and this Amendment (including attachments hereto) were contained in one document.  Any provisions of the Agreement not amended by this Amendment shall remain in full force and effect as provided in the Agreement immediately prior to the date hereof.

IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first written above.

GRAMERCY CAPITAL CORP.

By:	/s/ Robert R. Foley
Name:	Robert R. Foley
Title:	Chief Financial Officer

Attachment 1

EXHIBIT F

DESIGNATION OF THE PREFERENCES, CONVERSION

AND OTHER RIGHTS, VOTING POWERS, RESTRICTIONS,

LIMITATIONS AS TO DISTRIBUTIONS, QUALIFICATIONS AND TERMS

AND CONDITIONS OF REDEMPTION

OF THE

CLASS C PREFERRED UNITS

1.             Definitions.

In addition to those terms defined in the Agreement, the following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in the Agreement and this Exhibit F:

“Annual Distribution Rate” shall have the meaning set forth in 2(B)(i) hereof.

“Board of Directors” shall mean the Board of Directors of the General Partner or any committee authorized by such Board of Directors to perform any of its responsibilities with respect to the Series A Preferred Stock.

“change of control” shall be deemed to have occurred at such time as (i) the date a “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”)) becomes the ultimate “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act, except that a person or group shall be deemed to have beneficial ownership of all shares of voting stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of voting stock representing more than 50% of the total voting power of the total voting stock of the General Partner; (ii) the date the General Partner sells, transfers or otherwise disposes of all or substantially all of its assets; or (iii) the date of the consummation of a merger or share exchange of the General Partner with another entity where stockholders of the General Partner immediately prior to the merger or share exchange would not beneficially own, immediately after the merger or share exchange, shares representing 50% or more of all votes (without consideration of the rights of any class of stock to elect directors by a separate group vote) to which all stockholders of the corporation issuing cash or securities in the merger or share exchange would be entitled in the election of directors, or where members of the Board of Directors immediately prior to the merger or share exchange would not immediately after the merger or share exchange constitute a majority of the board of directors of the corporation issuing cash or securities in the merger or share exchange.

“Class C Preferred Unit” means a Partnership Unit issued by the Partnership to the General Partner in consideration of the contribution by the General Partner to the Partnership of the entire net proceeds received by the General Partner from the issuance of the Series A Preferred Stock.  The Class C Preferred Units are Partnership Units.  The Class C Preferred Units shall have the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption as are set forth in this Exhibit F.  It is the intention of the General Partner, in establishing the Class C Preferred Units that each Class C Preferred Unit shall be substantially the economic equivalent of a share of Series A Preferred Stock.

“Common Stock” shall mean the common stock, of the General Partner, par value $.001 per share.

“Distribution Payment Date” shall mean April 15, July 15, October 15 and January 15, of each year, commencing on or about July 15, 2007; provided, however, that if any Distribution Payment Date falls on any day other than a Unit Business Day, the distribution payment due on such Distribution Payment Date shall be paid on the first Unit Business Day immediately following such Distribution Payment Date.

“Distribution Periods” shall mean quarterly distribution periods commencing on, and including, April 15, July 15, October 15 and January 15 of each year and ending on and including the day preceding the first day of the next succeeding Distribution Period (other than the initial Distribution Period with respect to each Class C Preferred Unit, which, (i) for Class C Preferred Units issued prior to July 15, 2007, shall commence on, but exclude, the date of original issue by the Partnership of any Class C Preferred Units and end on and include the day preceding the first day of the next succeeding Distribution Period; and (ii) for Class C Preferred Units issued on or after July 15, 2007, shall commence on the Distribution Payment Date with respect to which distributions were actually paid on Class C Preferred Units that were outstanding immediately preceding the issuance of such Class C Preferred Units and end on and include the day preceding the first day of the next succeeding Distribution Period).

“Dividend Payment Date” shall mean a dividend payment date with respect to the Series A Preferred Stock.

“Dividend Periods” shall mean the quarterly dividend periods with respect to the Series A Preferred Stock.

“Series A Preferred Stock” means the 8.125% Series A Cumulative Redeemable Preferred Stock par value $.001 per share, liquidation preference $25.00 per share, issued by the General Partner.

“set apart for payment” shall be deemed to include, without any action other than the following, the recording by the Partnership or the General Partner on behalf of the Partnership in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to a declaration of a distribution by the General Partner, the allocation of funds to be so paid on any series or class of Partnership Units; provided, however, that if any funds for any class or series of Junior Units or any class or series of Partnership Units ranking on a parity with the Class C Preferred Units as to the payment of distributions are placed in a separate account of the Partnership or delivered to a disbursing, paying or other similar agent, then “set apart for payment” with respect to the Class C Preferred Units shall mean placing such funds in a separate account or delivering such funds to a disbursing, paying or other similar agent.

“Unit Business Day” shall mean any day other than a Saturday, Sunday or a day on which state or federally chartered banking institutions in New York, New York are not required to be open.

“voting stock” shall mean stock of any class or kind of the General Partner having the power to vote generally in the election of directors.

2.             Terms of the Class C Preferred Units.

A.            Number.  As of the close of business on the date of the amendment pursuant to which this Exhibit was adopted, the total number of Class C Preferred Units that the Partnership is authorized to issue shall be 4,600,000 and the total number of Class C Preferred Units issued and outstanding will be

4,600,000.  The General Partner may issue additional Class C Preferred Units from time to time in accordance with the terms of the Agreement, and in connection with any such additional issuance the General Partner shall revise Exhibit A to the Agreement to reflect the total number of Class C Preferred Units then issued and outstanding.

B.            Distributions

(i)            The General Partner, in its capacity as the holder of the then outstanding Class C Preferred Units, shall be entitled to receive, when, as and if declared by the General Partner, distributions payable in cash at the rate per annum of $2.03125 per Class C Preferred Unit (the “Annual Distribution Rate”).  Such distributions with respect to each Class C Preferred Unit issued prior to July 15, 2007 shall be cumulative from, and including, the date of original issue by the Partnership of any Class C Preferred Units and with respect to Class C Preferred Units issued on or after July 15, 2007 shall be cumulative from the Distribution Payment Date with respect to dividends that were actually paid on Class C Preferred Units that were outstanding immediately preceding the issuance of such Class C Preferred Units, and shall be payable quarterly, when, as and if authorized and declared by the General Partner, in arrears on each Distribution Payment Date commencing with respect to each Class C Preferred Unit on the first Distribution Payment Date following the issuance of such Class C Preferred Unit; provided that the amount per Class C Preferred Unit to be paid in respect of the initial Distribution Period shall be determined in accordance with paragraph (ii) below.  Accrued and unpaid distributions for any past Distribution Periods may be declared and paid at any time, without reference to any regular Distribution Payment Date.  If following a change of control, the Series A Preferred Stock is not listed on the New York Stock Exchange or the American Stock Exchange or quoted on NASDAQ, the Annual Distribution Rate will be increased to $2.28125 per Class C Preferred Unit and the General Partner as the holder of the Class C Preferred Units shall be entitled to receive, when, as and if declared by the General Partner out of assets legally available for that purpose, distributions payable in cash cumulative from, but excluding, the first date on which both the change of control has occurred and the Series A Preferred Stock is not so listed or quoted at the increased Annual Distribution Rate for as long as the Series A Preferred Stock is not so listed or quoted.

(ii)           The amount of distributions payable for each full Distribution Period for the Class C Preferred Units shall be computed by dividing the Annual Distribution Rate by four.  The amount of distributions payable for the initial Distribution Period, or any other period shorter or longer than a full Distribution Period, on the Class C Preferred Units shall be computed on the basis of twelve 30-day months and a 360-day year.  The General Partner, in its capacity as the holder of the then outstanding Class C Preferred Units, shall not be entitled to any distributions, whether payable in cash, property or stock, in excess of cumulative distributions, as herein provided, on the Class C Preferred Units.  No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Class C Preferred Units that may be in arrears.

(iii)          So long as any Class C Preferred Units are outstanding, no distributions, except as described in the immediately following sentence, shall be declared or paid or set apart for payment on any series or class or classes of Parity Units or Junior Units for any period unless full cumulative distributions have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Class C Preferred Units for all past Distribution Periods.  When distributions are not paid in full or a sum sufficient for such payment is not set apart, as aforesaid, all distributions declared upon Class C Preferred Units and all distributions declared upon any other series or class or classes of Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated and unpaid on the Class C Preferred Units and such Parity Units.

(iv)          So long as any Class C Preferred Units are outstanding and except in certain circumstances relating to the maintenance of the General Partner’s ability to qualify as a real estate investment trust, no distributions (other than distributions paid solely in Junior Units or options, warrants or rights to subscribe for or purchase Junior Units) shall be declared or paid or set apart for payment or other distribution declared or made upon Junior Units, nor shall any Junior Units be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of Junior Units made in respect of a redemption, purchase or other acquisition of Common Stock made for purposes of and in compliance with requirements of an employee incentive or benefit plan of the General Partner or any subsidiary, or as permitted under the Article VII of the Articles of Incorporation of the General Partner), for any consideration (or any moneys to be paid to or made available for a sinking fund for the redemption of any such Junior Units) by the General Partner, directly or indirectly (except by conversion into or exchange for Junior Units), unless in each case the full cumulative distributions on all outstanding Class C Preferred Units and any other Parity Units of the Partnership shall have been paid or set apart for payment for all past Distribution Periods with respect to the Class C Preferred Units and all past distribution periods with respect to such Parity Units.

C.            Liquidation Preference.  (i) In the event of any liquidation, dissolution or winding up of the Partnership or the General Partner, whether voluntary or involuntary, before any payment or distribution of the assets of the Partnership (whether capital or surplus) shall be made to or set apart for the holders of Junior Units, the General Partner, in its capacity as the holder of the Class C Preferred Units, shall be entitled to receive, out of the Partnership’s assets legally available for that purpose, Twenty-Five Dollars ($25.00) per Class C Preferred Unit (the “Liquidation Preference”) plus an amount per Class C Preferred Unit equal to all distributions (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to the General Partner, in its capacity as such holder; but the General Partner, in its capacity as the holder of Class C Preferred Units, shall not be entitled to any further payment.  If, upon any such liquidation, dissolution or winding up of the Partnership or the General Partner, the assets of the Partnership, or proceeds thereof, distributable to the General Partner, in its capacity as the holder of Class C Preferred Units, shall be insufficient to pay in full the Liquidation Preference and all accrued and unpaid distributions (whether or not earned or declared) and the liquidation preference and all accrued and unpaid distributions with respect to any other Parity Units, then such assets, or the proceeds thereof, shall be distributed among the General Partner, in its capacity as the holder of such Class C Preferred Units, and the holders of any such other Parity Units ratably in accordance with the respective amounts that would be payable on such Class C Preferred Units and any such other Parity Units if all amounts payable thereon were paid in full.  For the purposes of this Section C, (i) a consolidation or merger of the Partnership or the General Partner with one or more entities, (ii) a statutory share exchange by the Partnership or the General Partner and (iii) a sale or transfer of all or substantially all of the Partnership’s or the General Partner’s assets, shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Partnership or General Partner.

(ii)           Subject to the rights of the holders of Partnership Units of any series or class or classes of shares ranking on a parity with or prior to the Class C Preferred Units upon any liquidation, dissolution or winding up of the General Partner or the Partnership, after payment shall have been made in full to the General Partner, in its capacity as the holder of the Class C Preferred Units, as provided in this Section C, any series or class or classes of Junior Units shall, subject to any respective terms and provisions applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the General Partner, in its capacity as the holder of the Class C Preferred Units, shall not be entitled to share therein.

D.            Redemption of the Class C Preferred Units.  (i) If at any time following a change of control, the Series A Preferred Stock is not listed on the New York Stock Exchange or American Stock Exchange, or quoted on NASDAQ, the General Partner will have the option to cause the Partnership to redeem the Class C Preferred Units, in whole but not in part, within 90 days after the first date on which both the change of control has occurred and the Series A Preferred Stock is not so listed or quoted, for cash at $25.00 per Class C Preferred Unit plus any accrued and unpaid distributions (whether or not declared) with respect to the Class C Preferred Units to the Redemption Date.

(ii)           Except as set forth in paragraph (i) above or in connection with the redemption of the Series A Preferred Stock by the General Partner as permitted by the Articles of Incorporation of the General Partner, the Class C Preferred Units shall not be redeemable prior to April 18, 2012.  On and after April 18, 2012, the General Partner may, at its option, cause the Partnership to redeem the Class C Preferred Units for cash, in whole or in part, as set forth herein, subject to the provisions described below.

(iii)          On and after April 18, 2012, the Class C Preferred Units may be redeemed, in whole or in part, at the option of the General Partner, in its capacity as the holder of the Class C Preferred Units, at any time or from time to time, provided that the General Partner shall redeem an equivalent number of Series A Preferred Stock.  Such redemption of Class C Preferred Units shall occur substantially concurrently with the redemption by the General Partner of such Series A Preferred Stock (the “Redemption Date”).

(iv)          Upon redemption of Class C Preferred Units by the General Partner on the Redemption Date, each Class C Preferred Unit so redeemed shall be converted into the right to receive Twenty-Five Dollars ($25.00) per Class C Preferred Unit, plus any accrued and unpaid distributions with respect to the Class C Preferred Units to the Redemption Date (the “Redemption Price”).

Upon any redemption of Class C Preferred Units, the Partnership shall pay any accrued and unpaid distributions, in arrears (whether or not earned or declared), for any Distribution Period ending on or prior to the Redemption Date.  If the Redemption Date falls after a Dividend Payment Record Date and prior to the corresponding Dividend Payment Date, then the General Partner, in its capacity as the holder of Class C Preferred Units, shall be entitled to distributions payable on the equivalent number of Class C Preferred Units as the number of the Series A Preferred Stock with respect to which the General Partner shall be required, pursuant to the terms of the Articles of Incorporation, to pay to the holders of Series A Preferred Stock at the close of business on such Dividend Payment Record Date for the Series A Preferred Stock who, pursuant to such Articles of Incorporation, are entitled to the dividend payable on such Series A Preferred Stock on the corresponding Dividend Payment Date notwithstanding the redemption of such Series A Preferred Stock before such Dividend Payment Date.  Except as provided above, the Partnership shall make no payment or allowance for unpaid distributions, whether or not in arrears, on Class C Preferred Units called for redemption.

(v)           If full cumulative distributions on the Class C Preferred Units and any other series or class or classes of Parity Units of the Partnership have not been paid or declared and set apart for payment, except in connection with a purchase, redemption or other acquisition of Series A Preferred Stock or shares of capital stock ranking on a parity with such Series A Preferred Stock as permitted under the Articles of Incorporation of the General Partner, the Class C Preferred Units may not be redeemed in part and the Partnership may not purchase, redeem or otherwise acquire Class C Preferred Units or any Parity Units other than in exchange for Junior Units.

As promptly as practicable after the surrender of the certificates for any such Class C Preferred Units so redeemed, such Class C Preferred Units shall be exchanged for the cash (without interest thereon) for which such Class C Preferred Units have been redeemed.  If fewer than all of the outstanding Class C Preferred Units are to be redeemed, the Class C Preferred Units to be redeemed shall be selected by the Partnership from the outstanding Class C Preferred Units not previously called for redemption by lot or pro rata (with adjustments to avoid redemption of fractional units) or by any other method determined by the General Partner in its sole discretion to be equitable.  If fewer than all the Class C Preferred Units evidenced by any certificate are to be redeemed, the Partnership shall issue new certificates evidencing the unredeemed Class C Preferred Units without cost to the holder thereof.

E.             Conversion.  The Class C Preferred Units are not convertible into or redeemable or exchangeable for any other property or securities of the General Partner or the Partnership.

F.             Ranking.  (i) Any class or series of Partnership Units shall be deemed to rank:

(a)           prior to the Class C Preferred Units, as to the payment of distributions and as to distribution of assets upon liquidation, dissolution or winding up of the General Partner or the Partnership, if the holders of such class or series of Preferred Units shall be entitled to the receipt of distributions or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of Class C Preferred Units (“Senior Units”);

(b)           on a parity with the Class C Preferred Units, as to the payment of distributions and as to the distribution of assets upon liquidation, dissolution or winding up of the General Partner or the Partnership, whether or not the distribution rates, distribution payment dates or redemption or liquidation prices per Partnership Unit be different from those of the Class C Preferred Units, if the holders of such Partnership Units of such class or series and the Class C Preferred Units shall be entitled to the receipt of distributions and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid distributions per Partnership Unit or liquidation preferences, without preference or priority one over the other (“Parity Units”); and

(c)           junior to the Class C Preferred Units, as to the payment of distributions or as to the distribution of assets upon liquidation, dissolution or winding up of the General Partner or the Partnership, if such class or series of Partnership Units shall be Class A Units, Class B Units, LTIP Units or if the holders of Class C Preferred Units, shall be entitled to receipt of distribution or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of Partnership Units of such class or series (“Junior Units”).

(ii)           As of the date hereof, there are no Senior Units or Parity Units issued and outstanding.

G.            Voting.  (i) Except as required by law, the General Partner, in its capacity as the holder of the Class C Preferred Units, shall not be entitled to vote at any meeting of the Partners or for any other purpose or otherwise to participate in any action taken by the Partnership or the Partners, or to receive notice of any meeting of the Partners.

(ii)           So long as any Class C Preferred Units are outstanding, the General Partner shall not authorize the creation of Partnership Units of any new class or series or any interest in the Partnership convertible, exchangeable or redeemable into Partnership Units of any new class or series ranking prior to the Class C Preferred Units in the distribution of assets on any liquidation, dissolution or winding up of the General Partner or the Partnership or in the payment of distributions unless such Partnership Units are issued to the General Partner and the distribution and redemption (but not voting) rights of such Partnership Units are substantially similar to the terms of securities issued by the General Partner and the proceeds or other consideration from the issuance of such securities have been or are concurrently with such issuance contributed to the Partnership.

H.            Restrictions on Ownership and Transfer.  The Class C Preferred Units shall be owned and held solely by the General Partner.

I.              General.  (i)  The rights of the General Partner, in its capacity as the holder of the Class C Preferred Units, are in addition to and not in limitation on any other rights or authority of the General Partner, in any other capacity, under the Agreement.  In addition, nothing contained in this Exhibit F shall be deemed to limit or otherwise restrict any rights or authority of the General Partner under the Agreement, other than in its capacity as the holder of the Class C Preferred Units.

(ii)           Anything herein contained to the contrary notwithstanding, the General Partner shall take all steps that it determines are necessary or appropriate (including modifying the foregoing terms of the Class C Preferred Units) to ensure that the Class C Preferred Units (including, without limitation the redemption and conversion terms thereof) permit the General Partner to satisfy its obligations (including, without limitation, its obligations to make dividend payments on the Series A Preferred Stock) with respect to the Series A Preferred Stock, it being the intention that the terms of the Class C Preferred Units shall be substantially similar to the terms of the Series A Preferred Stock.